EXHIBIT 99.1

Crucell Announces Nomination of Ronald Brus as CEO

Planned Management Change Follows Successful Transition of Crucell to a Product-Focused Company

LEIDEN, The Netherlands, Jan. 26, 2004 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) today announced the nomination of a new Chief Executive Officer, Ronald H.P. Brus, MD. In making the announcement, Pieter J. Strijkert, PhD, Chairman of Crucell's Supervisory Board, said Dinko Valerio, PhD, has stepped down as President and CEO as part of the planned management transition.

The Supervisory Board has designated Ronald Brus (40) President and CEO effective January 26, 2004. He will also assume the role of Chairman of the Management Board.

In addition, the Supervisory Board designated Jaap Goudsmit (52), MD, PhD, Crucell's Chief Scientific Officer, to become the other member of the Management Board effective January 26, 2004.

Ronald Brus, who holds a medical degree from the University of Groningen, the Netherlands, joined Crucell in 1997 as Executive Vice President, Business Development, and was responsible for all licensing agreements and commercial collaborations. In March 2003, he was appointed Chief Operating Officer, responsible for the Company's business and R&D organizations. Prior to joining Crucell, Ronald Brus held senior-level positions with Forest Laboratories (New York) and the Zambon Group (Milan).

Dinko Valerio commented, "In the last year Ronald Brus oversaw Crucell's transition from a technology-focused company to a product-focused company. With this change successfully completed, it is the right time to hand over leadership to him. Ronald Brus has proven managerial capabilities and business skills, and the necessary understanding of our Company and its markets to take Crucell through its next stages of growth as an innovative life sciences company."

Dinko Valerio, who co-founded Crucell, will continue to work for the Company until December 31, 2004, focusing on corporate and capital market relationships. The Supervisory Board will propose to Crucell's shareholders to appoint him as member of the Supervisory Board effective January 1, 2005.

"I am very pleased that Dinko Valerio will remain closely associated with Crucell," said Pieter Strijkert, Chairman of Crucell's Supervisory Board. "His commitment means that Crucell will continue to benefit from his vision and his in-depth knowledge of the Company and its stakeholders."

The most recent addition to the Supervisory Board is Sean Lance, who joined as a member of the board on January 1, 2004. Sean Lance previously held the positions of Chief Executive Officer of Chiron Inc. and Chief Operating Officer of Glaxo-Welcome. He is currently Chairman of Chiron Inc.

Pieter Strijkert commented further, "Sean Lance's experience, track-record and commitment to Crucell will be very important to the ongoing success and future growth of the Company."

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for an Ebola vaccine, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(TM) technology, which offers a safer, more efficient way to produce biologicals. The company licenses its PER.C6(TM) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the PDF-version of this release, please click on the following link: http://hugin.info/132631/R/931761/127902.pdf

CONTACT:
For further information please contact:
Crucell N.V. Louise Dolfing Manager Corporate Communications
Tel. +31-(0)71-524 8863
l.dolfing@crucell.com

Redington, Inc. Thomas Redington
Tel. +1 212-927-733
tredington@redingtoninc.com